PLEASE & THANK YOU, LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Please & Thank You, LLC
Louisville, Kentucky

We have reviewed the accompanying financial statements of Please & Thank You, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of members' deficit, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 26, 2024
Los Angeles, California

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 151,590	$ 545,320
Accounts Receivable, net	13,576	4,296
Inventory	59,310	37,896
Due From Related Parties	124,272	280,936
Prepaids and Other Current Assets	4,806	2,163
Total Current Assets	**353,554**	**870,610**
Property and Equipment, net	594,166	142,299
Right-of-Use Asset	600,406	449,104
Security Deposit	6,085	6,085
Total Assets	**$ 1,554,211**	**$ 1,468,100**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 114,005	$ 24,352
Credit Cards	233,776	108,049
Current Portion of Loans and Notes	208,552	20,883
Lease Liability, current portion	124,337	97,155
Other Current Liabilities	57,995	154,859
Total Current Liabilities	**738,664**	**405,298**
Loans and Promissory Notes, net of current portion	2,090,214	2,028,263
Debt Issuance Costs	-	(675)
Lease Liability, net of current portion	498,638	371,732
Total Liabilities	**3,327,516**	**2,804,618**
MEMBERS' DEFICIT		
Members' Deficit	(1,773,305)	(1,336,518)
Total Members' Equity	**(1,773,305)**	**(1,336,518)**
Total Liabilities and Members' Equity	**$ 1,554,211**	**$ 1,468,100**

See accompanying notes to financial statements.

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	2,775,983	$	2,480,371
Cost of Goods Sold		558,393		885,379
Gross Profit		**2,217,590**		**1,594,993**
Operating Expenses				
General and Administrative		2,524,709		2,342,878
Selling and Marketing		9,685		50,616
Total Operating Expenses		**2,534,394**		**2,393,494**
Net Operating Loss		**(316,803)**		**(798,502)**
Interest Expense		207,673		50,202
Other Income		(58,721)		(14,420)
Loss Before Provision for Income Taxes		**(465,756)**		**(834,284)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(465,756)**	$	**(834,284)**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—December 31, 2021	**(409,189)**
Capital Distribution	(93,046)
Net Loss	(834,284)
Balance—December 31, 2022	**(1,336,518)**
Capital Contribution	189,014
Capital Distribution	(160,045)
Net Loss	(465,756)
Balance—December 31, 2023	**(1,773,305)**

See accompanying notes to financial statements.

PLEASE & THANK YOU, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(465,756)	$	(834,284)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities				
Depreciation of Property		102,320		170,594
Reduction in the Carrying Amount of Right-of-Use Assets		2,787		19,783
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(9,280)		466
Inventory		(21,414)		14,024
Prepaids and Other Current Assets		(2,643)		52,454
Due From Related Parties		156,664		(56,664)
Accounts Payable		89,653		103
Credit Cards		125,727		5,057
Other Current Liabilities		(96,864)		128,510
Security Deposit		-		(3,908)
Net Cash Used In Operating Activities		**(118,808)**		**(503,864)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(554,186)		(202,464)
Net Cash Used in Investing Activities		**(554,186)**		**(202,464)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		189,014		-
Capital Distribution		(160,045)		(93,046)
Borrowing on Promissory Notes and Loans		250,295		(11,861)
Net Cash Provided by/Used in Financing Activities		**279,264**		**(104,907)**
Change in Cash & Cash Equivalents		**(393,730)**		**(811,235)**
Cash & Cash Equivalents —Beginning of The Year		545,320		1,356,556
Cash & Cash Equivalents—End of The Year	**$**	**151,590**	**$**	**545,320**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	207,673	$	50,202

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Please & Thank You, LLC was incorporated on August 13, 2010, in the Commonwealth of Kentucky. The financial statements of Please & Thank You, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Louisville, Kentucky.

We are a mid-south hospitality brand with 4 brick & mortar cafes, 2 mobile Airstream units, and a commissary bakery. The first location, "MARK," opened in 2011, is in the city's major tourist area. The second location, "FRANK," opened in 2016, the 3rd, "RIVER," opened in 2019, and the 4th "INDY" opened in 2023. Our commissary bakery, "DUNCAN," opened in 2014 and provides all the treats to the shops as well as our cookie dough, which is then baked fresh multiple times daily. We launched our first mobile Airstream in 2022 and our second in 2024. These have mobile retail permits that allow us to bring the Airstream to private events and vend at any metered parking throughout the city. We have become famous throughout the years for our Chocolate chip cookies/cookie dough; however, we sell numerous other treats and coffee drinks. Our coffee is roasted by Good Folks Coffee to our specifications. We also sell merchandise- T-shirts, hats, mugs, etc. in the stores and online. We also have a robust mail order business through our own website launched on Amazon in late 2023. In the pandemic, we launched our CPG product- "Doughbox" which is a dozen of our cookie pucks sold in the freezer section at numerous grocery stores throughout Louisville and surrounding areas through Fishmarket- a local distributor.

We have since added 4 "Bake It Yourself" mixes that we sell in shops and to local grocers. Through our shops we offer in-store orders, delivery via 3rd party – UberEATS, Doordash and Grubhub and we have an app for our customers to pre-order beverages and treats for pick up. We do a good amount of catering for events with our cookies and cookie cakes as well.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $0 and $252,809, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Leasehold Improvements	15 years
Computer Equipment	3 years
Furniture and Equipment	5 years
Machinery and Equipment	5 years
Airstream Food Trailer	5 years
Vehicles	5-7 years

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point in time when the customer takes possession of the goods.
- Wholesale Transactions: Revenue is recognized at a point in time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

The Cost of sales includes the cost of raw materials and ingredients, packing materials, freight and delivery and other variable and fixed overheads.

Income Taxes

The Company is taxed as a S corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Deferred Financing Costs

Deferred financing costs, which consists of capitalized debt issuance costs, with an original cost of $6,747 and $6,747 at December 31, 2023, and 2022, respectively, and accumulated amortization of $6,747 and $6,072 at December 31, 2023, and 2022, respectively, have been deferred and are being amortized using the straight-line method over the term of the related notes payable, which approximate the effective interest method. Deferred financing costs related to the notes payable are presented net of the related debt on the balance sheet.

Amortization of deferred financing costs was $675 and $1,349 for the year ended December 31, 2023, and 2022, respectively, and is included in interest expense in the accompanying statements of operations.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $9,685 and $50,616, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 26, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,		2023		2022
Employee Cash Advances/Loans	$	1,900	$	1,250
Due from Stripe		96		222
Prepaid Expenses		2,810		691
Total Prepaids and Other Current Asset	**$**	**4,806**	**$**	**2,163**

Other current liabilities consist of the following:

As of December 31,		2023		2022
Sales Tax Payable - KY	$	7,995	$	7,168
Gift Card Payable		44,159		38,985
Payroll Liabilities		5,840		-
DOL Payable		-		108,706
Total Other Current Liabilities	**$**	**57,995**	**$**	**154,859**

4. INVENTORY

Inventory consists of the following:

As of December 31,		2023		2022
Finished Goods	$	59,310	$	37,896
Total Inventory	**$**	**59,310**	**$**	**37,896**

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Leasehold Improvements	$ 683,363	$ 340,612
Computer Equipment	4,797	4,797
Furniture and Equipment	175,633	163,130
Machinery and Equipment	534,909	444,592
Airstream Food Trailer	121,562	67,565
Vehicles	220,864	166,245
Property and Equipment, at Cost	1,741,128	1,186,942
Accumulated Depreciation	(1,146,962)	(1,044,643)
Property and Equipment, Net	$ 594,166	$ 142,299

Depreciation expenses for the years ended December 31, 2023, and 2022 were $102,320 and $170,594, respectively.

6.   LEASES

The Company has five operating leases for business premises, The Company's leases have terms maturing through 2033. Monthly payments range from $2,000 to $4,102 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease terms for operating leases as of December 31, 2023, and 2022 were 4.50 years and 4.23 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2023, and 2022 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

As of December 31,	2023
2024	$ 179,562
2025	139,246
2026	132,868
2027	98,096
Thereafter	294,805
Present Value Discount	(221,602)
Total	$ 844,577

7.   DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023 Current Portion	As of December 2023 Non-Current Portion	As of December 2023 Total Indebtedness	As of December 2022 Current Portion	As of December 2022 Non-Current Portion	As of December 2022 Total Indebtedness
Note Payable - Ford Motor Credit	$ 32,400	0.00%	2021	06/06/2026	$ 7,200	$ 10,800	$ 18,000	$ 7,200	$ 18,000	$ 25,200
Note Payable - Ford Motor Credit -9488	30,788	0.00%	2021	06/06/2026	6,842	10,263	17,105	13,684	10,263	23,946
Note Payable - EIDL Loan	2,000,000	3.75%	05/06/2020	05/06/2050	-	2,000,000	2,075,000	-	2,000,000	2,075,000
N/P - Headway Capital	30,100	4.17%	10/04/2023	Paid off in 2024	26,963	-	27,266	-	-	-
Note Payable - Alliance Funding Group	200,000	20.86%	06/20/2023	09/17/2024	115,287	-	157,001	-	-	-
Note Payable - Land Rover Financial Group	63,788	6.49%	03/01/2023	03/01/2027	15,802	35,555	54,817	-	-	-
Note Payable - Better Business Funding	109,374	0.00%	04/01/2023	May 2026	36,458	33,596	70,054	-	-	-
Total					$ 208,552	$ 2,090,214	$ 2,419,242	$ 20,883	$ 2,028,263	$ 2,124,146

8.   EQUITY AND CAPITALIZATION

The ownership percentages of the members as of December 31, 2023 are as follows:

Member's name	Ownership Percentage
Brooke Vaughn	100.0%
TOTAL	**100.0%**

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   RELATED PARTY TRANSACTIONS

The Company provided a loan to MJRP, a related party ultimately owned by Jason Pierce. As of December 31, 2023, and 2022, the outstanding balances of this receivable were $0 and $156,664, respectively. This was a non-arms-length transaction with no interest rate or maturity date specified.

The Company lent money to its owner, Brooke Vaughn. As of December 31, 2023, and 2022, the outstanding amount of this loan was $124,272 and $124,272. This was a non-arms-length transaction with no interest rate or maturity date specified.

11.   SUBSEQUENT EVENTS

During 2024, the Company paid off the Headway Capital loan in the total amount of $26,963.

In August 2024, the Company entered into a loan agreement with METCO in total amount of $100,000, with an interest rate of 5% per annum and a maturity of 10 years.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $316,803, an operating cash outflow of $118,808 and liquid assets in cash of $151,590, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.